EXECUTION VERSION

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER
This FIRST AMENDMENT (this “Amendment”) is made and entered into as of April 7, 2016 by and among CORELOGIC SOLUTIONS, LLC, a California limited liability company (“Parent”), CORELOGIC ACQUISITION CO., INC., a Mississippi corporation (“Merger Sub”), FNC HOLDING COMPANY, INC., a Mississippi corporation (“Holdco”), and DENNIS S. TOSH, JR., an individual resident of Mississippi, solely in his capacity as Shareholder Representative (“Shareholder Representative”), to amend that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 17, 2015 (the “Signing Date”), by and among Parent, Merger Sub, Holdco and the Shareholder Representative. Each capitalized term used and not otherwise defined in this Amendment will have the same meaning assigned to such term in the Merger Agreement.
RECITALS
WHEREAS, the parties desire to amend the Merger Agreement pursuant to Section 9.10 of the Merger Agreement to the extent provided herein;
WHEREAS, the Holdco Board has (a) determined that this Amendment and the Transactions, including the Merger, as amended hereby are in the best interests of Holdco and its shareholders, (b) approved and declared advisable this Amendment and the Transactions, including the Merger, as amended hereby and (c) resolved to recommend approval of the Merger Agreement as amended by this Amendment (as so amended, the “Amended Merger Agreement”) by the Shareholders in accordance with the MBCA;
WHEREAS, the respective boards of directors of Parent and Merger Sub have (a) determined that this Amendment and the Transactions, including the Merger, as amended hereby are in the best interests of Parent, Merger Sub and their respective shareholders, and (b) approved and declared advisable the Amended Merger Agreement and the Transactions, including the Merger, as amended hereby;
WHEREAS, concurrent with the execution and delivery of this Amendment, and as a condition and inducement to Parent’s willingness to enter into this Amendment, each of the Key Shareholders have executed and delivered to Parent a reaffirmation of the Voting Agreements previously executed concurrent with the Merger Agreement, pursuant to which each such Person has, among other things, (a) agreed to vote his, her or its shares of Holdco Common Stock in favor of approval and adoption of the Amended Merger Agreement and the Transactions, including the Merger, as amended hereby, (b) granted Parent an irrevocable proxy to vote such shares in a manner consistent with the terms of the Voting Agreements, (c) agreed to vote against any Alternative Transaction, and (d) agreed not to transfer any of his, her or its shares of Holdco Common Stock from the Signing Date until the Effective Time; and
WHEREAS, the Merger Agreement has not yet been submitted for a vote at the Holdco Shareholders Meeting.
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Amendment to Definitions. The following definitions set forth in Article I of the Merger Agreement are amended as follows:

(a)	The following definitions are added to Article I:
“Earn-Out Disputed Amounts” has the meaning set forth in Section 2.20(b)(iv).
“Earn-Out Resolution Period” has the meaning set forth in Section 2.20(b)(iii).
“Earn-Out Review Period” has the meaning set forth in Section 2.20(b)(ii).
“Earn-Out Statement” has the meaning set forth in Section 2.20(b)(i).
“Earn-Out Statement of Objections” has the meaning set forth in Section 2.20(b)(iii).
“Earn-Out Transaction Expenses” means any Transaction Expenses payable upon the payment of the Earn-Out Payment Amount, as such amount will be mutually determined and agreed to in writing by Parent and the Shareholder Representative.
“FNC Customer Offerings” means those products and services which (a) are FNC Products , (b) the FNC Entities currently plan to provide or make available to third parties in the future, or (c) the FNC Entities develop using only the FNC Intellectual Property and provide or make available to third parties during the Measurement Period. FNC Customer Offerings shall include the FNC Products listed in Exhibit F.
“FNC Revenues” means the total of (a) revenue recognized by the Surviving Corporation and its Subsidiaries during the Measurement Period from net sales of FNC Customer Offerings determined in accordance with GAAP and in a manner consistent with Parent’s normal accounting policies consistently applied within and across its operating units, plus (b) the difference (if any) between (i) the price at which an FNC Product is sold to a third party as of date of this Agreement minus (ii) the price such FNC Product is sold to such third party during the Measurement Period (which total may be a positive or negative number), minus (c) Uncollectible Accounts, and minus (d) any revenue generated as a result of, in connection with or by the acquisition of another business or assets of another business by the Surviving Corporation or any of its Subsidiaries.
“Initial Purchase Price” means Four Hundred Million Dollars ($400,000,000).
“Maximum Earn-Out Payment Amount” has the meaning set forth in Section 2.20(a).
“Measurement Period” mean the period between January 1, 2017 and December 31, 2017.
“Per Share Earn-Out Payment Amount” means (a) the Earn-Out Payment Amount less any Earn-Out Transaction Expenses, divided by (b) the Fully Diluted Share Number.
“Uncollectible Accounts” means accounts receivable arising from sales of FNC Customer Offerings included in FNC Revenues which have not been paid within 90 days of the invoice date and which Parent determines in accordance with GAAP and its normal accounting policies consistently applied within and across its operating units are not reasonably likely to be collectible and have not been collected as of the date of determination of the Earn-Out Payment Amount.

(b)	The definition “Closing Merger Consideration” is deleted in its entirety and replaced with the following:

“Closing Merger Consideration” means, without duplication, the Initial Purchase Price, plus (a) Cash as of the open of business on the Closing Date, (b) the Estimated Closing Adjustment, (c) the aggregate exercise prices of all Options (other than Out-of-Money Options), (d) the Non-Core Asset Consideration, and (e) the Tosh Receivable, minus (v) the Purchase Price Adjustment Escrow Amount, (w) the Tax Indemnity Escrow Amount, (x) the Shareholder Representative Expense Amount, (y) the outstanding Indebtedness as of the open of business on the Closing Date, and (z) the amount of unpaid Transaction Expenses as of the open of business on the Closing Date.

(c)	The definition “Merger Consideration” is deleted in its entirety and replaced with the following:
“Merger Consideration” has the meaning set forth in Section 2.08(b).

(d)	The definition “Purchase Price” is deleted in its entirety and replaced with the following:
“Purchase Price” means (i) the Initial Purchase price plus (ii) the Earn-Out Payment Amount (if any).

(e)	The definition “Shareholder representative Expense Amount” is deleted in its entirety and replaced with the following:
“Shareholder Representative Expense Amount” means $500,000.

2.	Amendment to Section 2.08(b). Section 2.08(b) is deleted in its entirety and replaced with the following:
(b)    Conversion of Holdco Common Stock. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled and retired in accordance with Section 2.08(a), and (ii) Dissenting Shares) shall be converted into the right to receive (i) the Closing Per Share Merger Consideration, in cash, without interest, plus (ii) an amount in cash, without interest, equal to the Per Share Earn-Out Payment Amount, if any, pursuant to and subject to the terms and conditions set forth in Section 2.20, plus (iii) any amounts that may become payable in respect of such Share in the future from the Escrow Funds as provided in this Agreement and the Escrow Agreement or in respect of the Post-Closing Adjustment, at the respective times and subject to the contingencies specified herein and therein (each of (i), (ii) and (iii), the “Merger Consideration”).

3.	Amendment to Section 2.09(a). Section 2.09(a) is deleted in its entirety and replaced with the following:
(a)    At the Effective Time, each Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger, cancelled and each Optionholder shall cease to have any rights with respect thereto other than the right to receive with respect to In-Money Options (i) an amount in cash, without interest, equal to the product of (a) the aggregate number of Shares subject to such In-Money Option, multiplied by (b) the excess of the Closing Per Share Merger Consideration over the per share exercise price under such In-Money Option, (ii) an amount in cash, without interest, equal to the product of (y) the aggregate number of Shares subject to such In-Money Option, multiplied by (z) the Per-Share Earn-Out Payment Amount, if any, pursuant to and subject to the terms and conditions set forth in Section 2.20, plus (iii) any cash amounts that may become payable in respect of such In-Money Option in the future from the Escrow Funds as provided in this Agreement and the Escrow Agreement or in respect of the Post-Closing Adjustment, in each case, at the respective times and subject to the contingencies specified herein and therein. After the Effective Time, each Optionholder shall only be entitled to the payments described in this Section 2.09. For the avoidance of doubt, all Out-of-Money Options shall be cancelled and shall not have any right to receive any consideration in respect thereof.

4.	Addition of Section 2.20. The following is hereby added as a new Section 2.20:
Section 2.20    Earn-Out Payment.
(a)    Calculation of Earn-Out Payment Amount. As additional consideration, Parent shall, if earned pursuant to the terms of this Agreement, pay an aggregate amount of up to $75,000,000 (the “Maximum Earn-Out Payment Amount”) (the aggregate amount of the payment to be made pursuant to this Section 2.20, if any, being referred to herein as the “Earn-Out Payment Amount”) in the amounts which are set forth on and subject to the FNC Revenue amounts described on Exhibit G.
(b)    Determination of Earn-Out Payment Amount; Dispute Resolution.
(i)    No more than 40 days following the end of each quarter within the Measurement Period, Buyer will prepare and send to Shareholder Representative a statement, together with supporting documentation indicating the FNC Revenues earned during such quarter.
(ii)    As soon as reasonably practicable following the end of the Measurement Period, and in any event no later than March 31, 2018, Parent will deliver to the Shareholder Representative a schedule setting forth the computation of the Earn-Out Payment Amount, if any (the “Earn-Out Statement”). The Earn-Out Statement will contain a certificate of an officer of Parent that the Earn-Out Statement was prepared in accordance with GAAP and in a manner consistent with Parent’s normal accounting policies consistently applied within and across its operating units.
(iii)    After receipt of the Earn-Out Statement, Shareholder Representative will have 30 days (the “Earn-Out Review Period”) to review the Earn-Out Statement. During the Earn-Out Review Period, Shareholder Representative and its accountants shall have reasonable access to the books and records of the Surviving Corporation, the personnel of, and work papers provided by, Parent and/or its accountants to the extent they relate to the Earn-Out Statement and to such historical financial information (to the extent in Parent’s possession) relating to the Earn-Out Payment Amount as Shareholder Representative may reasonably request for the purpose of reviewing the Earn-Out Statement and to prepare an Earn-Out Statement of Objections (defined below), provided, that such access shall be in a manner that does not interfere with the normal business operations of Parent or the Surviving Corporation.
(iv)    On or prior to the last day of the Earn-Out Review Period, Shareholder Representative may object to the Earn-Out Statement by delivering to Parent a written statement setting forth its objections in reasonable detail, indicating each disputed item or amount and the basis for its disagreement therewith (the “Earn-Out Statement of Objections”). If Shareholder Representative fails to deliver the Earn-Out Statement of Objections before the expiration of the Earn-Out Review Period, the Earn-Out Statement and the Earn-Out Payment Amount, if any, reflected in the Earn-Out Statement shall be deemed to have been accepted by Shareholder Representative. If Shareholder Representative delivers the Earn-Out Statement of Objections before the expiration of the Earn-Out Review Period, Parent and Shareholder Representative shall negotiate in good faith to resolve such objections within 30 days after the delivery of the Earn-Out Statement of Objections, or such other period of time as Parent and Shareholder Representative shall agree to in writing (the “Earn-Out Resolution Period”), and, if the same are so resolved within the Earn-Out Resolution Period, the Earn-Out Statement and the Earn-Out Payment Amount, if any, with such changes as may have been previously agreed in writing by Parent and Shareholder Representative, shall be final and binding.
(v)    If Shareholder Representative and Parent fail to reach an agreement with respect to all of the matters set forth in the Earn-Out Statement of Objections before expiration of the Earn-Out Resolution Period, then any amounts remaining in dispute (“Earn-Out Disputed Amounts”) shall be submitted for resolution to the Independent Accountant who, acting as experts and not arbitrators, shall resolve the Earn-Out Disputed Amounts only and make corresponding adjustments to the Earn-Out Payment Amount, if any, and the Earn-Out Statement. Any adjustments with respect to Earn-Out Disputed Amounts must be within the range of values assigned to each such item in the Earn-Out Statement and the Earn-Out Statement of Objections, respectively. The parties hereto agree that all adjustments shall be made without regard to materiality.
(vi)    The fees and expenses of the Independent Accountant shall be paid by Shareholder Representative (on behalf of the Shareholders and Optionholders holding In-Money options), on the one hand, and by Parent, on the other hand, based upon the percentage that the amount actually contested but not awarded to Shareholder Representative or Parent, respectively, bears to the aggregate amount actually contested by Shareholder Representative and Parent based on the proportionate deviation of the respective adjustment amounts proposed by Parent and Shareholder Representative, as set forth in the Earn-Out Statement in the case of Parent and the Earn-Out Statement of Objections in the case of Shareholder Representative, from the determination of the final adjustment amounts made by the Independent Accountant. Any such fees and expenses payable by Shareholder Representative shall be paid from the Shareholder Representative Expense Fund to the extent available.
(vii)    The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as the parties hereto shall agree in writing) after the Independent Accountant’s engagement, and absent manifest error, the Independent Accountant’s resolution of the Earn-Out Disputed Amounts and their adjustments to the Earn-Out Statement and the Earn-Out Payment Amount shall be conclusive and binding upon the parties hereto.
(c)    Rights Not Transferable. The rights of the Shareholders and the Optionholders holding In-Money Options to the Earn-Out Payment Amount, if any, will not be represented by a certificate, are personal to such Shareholders and Optionholders and shall not be transferable for any reason other than by operation of Law, will or the Laws of descent and distribution. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.
(d)    Conduct of the Business of the FNC Entities Through the End of the Measurement Period. Parent agrees it shall not take any action the primary purpose of which is to reduce or eliminate the Earn-Out Payment Amount obligations provided for by this Section 2.20; provided, that the foregoing shall in no way limit Parent, its Subsidiaries (including the Surviving Corporation)

or their respective boards of directors from, in their sole and absolute discretion, (i) controlling all aspects of the business and operations of Parent, the Surviving Corporation and their respective Subsidiaries, including (A) the hiring, firing and compensation of employees, (B) the branding, pricing, discounting and terms of sale of the FNC Customer Offerings, (C) decisions regarding whether, how and to what extent to market, advertise or promote the FNC Customer Offerings, and (D) the decision whether to discontinue the FNC Customer Offerings, the making or not making of capital expenditures, the settlement or not settling of claims and the management of all litigation and disputes with third parties (including suppliers, customers, competitors, employees, former equityholders, consultants and agents); (ii) exercising or refraining from exercising such power and right as they may deem appropriate and in the best overall interests of Parent and its Subsidiaries (including the Surviving Corporation) as a whole (rather than the interests of the Shareholders and the In-Money Optionholders in the Earn-Out Payment Amount, if any); (iii) operating the Surviving Corporation’s business in a manner which could decrease FNC Revenues for any period or refusing to enter into an arrangement that would increase FNC Revenues for any period; and (iv) offering, developing or acquiring products that compete, either directly or indirectly, with the FNC Customer Offerings and making decisions with respect to such products that adversely affect the FNC Customer Offerings or FNC Revenues. The parties agree there is no assurance that any Earn-Out Payment Amount will be payable pursuant to this Agreement and Parent has not guaranteed that any Earn-Out Payment Amount will be earned under this Section 2.20. The parties intend for only the express provisions of this Section 2.20 to define Parent’s obligations with respect to the Earn-Out Payment Amount.
(e)    Method of Payment.
(i)    Within ten Business Days of a final determination in accordance with Section 2.20 that the Earn-Out Payment Amount is payable, Parent shall deliver to the Exchange Agent an amount in cash equal to that portion of the Earn-Out Payment Amount payable to (a) the Shareholders and (b) the Optionholders holding In-Money Options who are not (at the time such payment is being made) employees of Parent or its Subsidiaries, and shall thereafter cause the Exchange Agent to pay the cash amount such Shareholder or Optionholder is entitled to receive in accordance with Section 2.08 and this Section 2.20. With respect to those Optionholders that hold In-Money Options and are employees of Parent or its Subsidiaries at the time the Earn-Out Payment Amount is paid, Parent shall cause its current payroll provider to pay to such Optionholder the cash amount such Optionholder has the right to receive pursuant to Section 2.08 and this Section 2.20. All payments described in this Section 2.20(e) shall be subject to the Shareholders and Optionholders having delivered to the Exchange Agent the Shareholder Letter of Transmittal, Employee Optionholder Letter of Transmittal and/or the Non-Employee Optionholder Letter of Transmittal.
(ii)    Any portion of the Earn-Out Payment Amount that remains unclaimed by (a) the Shareholders and (b) the Optionholders holding In-Money Options who are not (at the time such payment is being made) employees of Parent or its Subsidiaries, on the date that is 12 months after Parent’s delivery of the amounts described in Section 2.20(e)(i) shall be automatically returned to Parent by the Exchange Agent, and any such Shareholder or Optionholder shall thereafter look only to Parent for payment of the Merger Consideration. Notwithstanding the foregoing, Parent shall not be liable to any holder of Certificates for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f)    No Interest. No interest will accrue or be paid on any portion of the Earn-Out Payment Amount or any payment or distribution pursuant to this Section 2.20. Notwithstanding the foregoing, the parties acknowledge and agree that a portion of the Earn-Out Payment Amount will be treated as interest under the imputed interest rules of the Code.
(g)    Dissenting Shares. The provisions of this Section 2.20 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under this Section 2.20 shall commence on the date of loss of such status as Dissenting Shares and the holder of such Shares shall be entitled to receive in exchange for such Shares the payments to which such holder would otherwise have been entitled pursuant to Section 2.08 had such Shares not been Dissenting Shares at the Effective Time.

5.
Amendment to Section 5.03. The phrase “No later than five Business Days following the satisfaction of the conditions described in Section 7.01(b),” at the beginning of Section 5.03 is hereby replaced with “Upon such date as shall be mutually agreed to by Parent and Holdco,”.

6.	Addition of Exhibits. Exhibits F and G attached hereto as Annex A and Annex B respectively are hereby added to the Merger Agreement.

7.	Amendment to Disclosure Schedules. The Disclosure Schedules are hereby amended to include the matters set forth on Annex C hereto.

8.
Mailing of Information Statement. Pursuant to Section 5.03 of the Amended Merger Agreement, each of Parent and Holdco hereby agree that the mailing of the Information Statement shall take place no later than the date that is five Business Days from the date of this Amendment.

9.
Effect of Amendment. This Amendment together with Annexes A and B shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby. Annex C shall form a part of the Disclosure Schedules for all purposes, and each party thereto and hereto shall be bound thereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement or the Disclosure Schedules shall be deemed a reference to the Merger Agreement or the Disclosure Schedules as amended, respectively, hereby.

10.
No Other Amendment. Except as modified by this Amendment, the Merger Agreement shall remain in full force and effect in all respects without any modification. By executing this Amendment, the parties certify that this Agreement has been executed and delivered in compliance with Section 9.10 of the Merger Agreement.

11.
Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

“PARENT” CORELOGIC SOLUTIONS, LLC By /s/ Anand Nallathambi Name: Anand Nallathambi Title: President and Chief Executive Officer
“MERGER SUB” CORELOGIC ACQUISITION CO., INC. By: /s/ Anand Nallathambi Name: Anand Nallathambi Title: President and Chief Executive Officer
“HOLDCO” FNC HOLDING COMPANY, INC. By: /s/ William B. Rayburn Name: William B. Rayburn Title: Chairman & CEO
“SHAREHOLDER REPRESENTATIVE” /s/ Dennis S. Tosh, Jr. Dennis S. Tosh, Jr., solely in his capacity as Shareholder Representative

SIGNATURE PAGE TO FIRST AMENDMENT TO MERGER AGREEMENT